X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

[redacted]

04030821

DELIVERED BY MAIL

June 4, 2004

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest news release for X-Cal Resources Ltd, which is dated June 1, 2004.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair.
/km

encls

dw 6/18

NEW SLEEPER GOLD CORPORATION

X-CAL Resources Ltd.

New Sleeper Gold Corporation
Suite 758, East Tower
1111 St-Charles Street West
Longueuil, Quebec J4K 5G4
Phone: 450-677-2585
Fax: 450-677-2601

X-Cal Resources Ltd.
PO Box 48479
Bentall Centre
Vancouver, B.C. V7X 1A0
Phone: 604-662-8245
Fax: 604-688-7740

JOINT PRESS RELEASE

June 1st, 2004

SLEEPER JOINT VENTURE FIRST PROGRESS REPORT

- Drilling at West Wood area confirms breccia hosted gold mineralization
- Bonanza gold grades intersected
- Facilities area drilling hits mineralization
- First results from regional exploration confirm targets for drilling

The Sleeper Joint Venture partners, New Sleeper Gold Corporation (TSX-V: NWS) (50%) and X-Cal Resources Ltd. (TSX: XCL) (50%) are pleased to provide a progress report on work completed to date on their Sleeper Gold Project located in north-west Nevada. See NI 43-101 Technical Report dated March 5, 2004 available on New Sleeper Gold Corporation's web site for complete project description.

An aggressive program of exploration has been underway at Sleeper since January 9, 2004 when the Joint Venture acquired Kinross Gold's 50% interest in the Sleeper Gold Project. The object of this work is to confirm and expand the known gold resources and to conduct exploration for new ore-grade mineralization within the 30-square mile Sleeper property. The joint venture is currently expending $US500,000 per month on the sleeper gold project.

Initial exploration efforts have been focused on the West Wood and Facilities (Silica Cap) targets. These are the most advanced exploration targets on the property and offer the best potential for near-term definition of new gold resources. Detailed geological modeling of the bonanza veins previously mined in the Sleeper Pit has also been carried out to investigate the potential for depth extensions below the pit. Exploration mapping and sampling has commenced on a number of targets distal from the main Sleeper mine area.

West Wood

This zone is located on the south western margin of the Sleeper pit. Gold-bearing hydrothermal sulphide breccia was first intersected at West Wood by Amax in 1994 but follow up drilling was not undertaken. X-Cal drilled 22 reverse circulation holes from 1996 to 2003 including a previously reported intersection in WW-02-03 of 30 ft at 0.446 opt Au (9.1m at 15.3 g/t Au).

The objective of the current core drilling program is to confirm the gold grade and distribution of the breccia and to extend it along strike and to depth. Core drilling began on February 25, 2004; to date, 7 holes for 8,529 feet have been completed. Complete assays have been received for 5 holes plus partial assays for hole WW-14-04. From these assays we note the following highlights. Complete assay results are tabulated in Appendix 1.

	Significant Intercepts (Imperial)			Significant Intercepts (metric)		
DH No.	Interval	Length	Grade (opt Au)	Interval	Length	Grade (g/t Au)
WW-08-04	567 - 577 ft	10 ft	0.272	172.9 - 175.9 m	3.0 m	9.3
	729 - 789 ft	60 ft	0.327	222.3 -240 5 m	18.2 m	11.2
	814 - 826.5 ft	12.5 ft	0.455	248.2 - 252.0 m	3.8 m	15.6
	869 - 886.5 ft	17.5 ft	0.220	264.9 - 270.3 m	5.4 m	7.5
WW-10-04	853 - 877 ft	24 ft	0.248	260.1 – 267.4 m	7.3 m	8.5
	917 - 932 ft	15 ft	0.182	279.6 - 284.1 m	4.5 m	6.2
	949.5 - 964.5 ft	15 ft	0.260	289.5 - 294.0 m	4.5 m	8.9
	992 - 1012 ft	20 ft	0.167	302.4 - 308.5 m	6.1 m	5.7
WW-14-04	383.8 - 409 ft	25.2 ft	0.171	117.0 - 124.7 m	7.7 m	5.9
	825.3 – 850.5 ft	25.2 ft	0.877	251.6 – 259.2 m	7.6 m	30.1

Average gold grades for 5 g/t Au cut-off, 3m minimum length

This first phase of the West Wood core drilling has confirmed that significant intercepts with grades up to 30 g/t Au occur within matrix-supported sulphide breccias. In addition, colloform banded veins hosting visible gold has been intersected, which may indicate a higher grade core to the West Wood breccia. Further drilling to extend the mineralized zone and to confirm the grade distribution is ongoing.

Facilities

The Facilities Area is on the east side of the Sleeper pit. The objective of the drilling program was to test previously-identified mineralization in the area of the Amax mill and crusher. The Joint Venture planned a 30-hole program to follow up widely-spaced Amax drilling in 1987–1988. Thirteen reverse circulation holes totaling 9,060 ft have been completed. Highlights of the assay results are provided below. Assay values of note for all 13 holes are tabulated in Appendix 2.

	Significant Intercepts (Imperial)			Significant Intercepts (metric)		
DH No.	Interval	Length	Grade (opt Au)	Interval	Length	Grade (g/t Au)
FAC-01-04	570 - 595 ft	25 ft	0.037	173.8 - 181.4 m	7.6 m	1.3
including	575 - 580 ft	5 ft	0.120	175.3 - 176.8 m	1.5 m	4.1
FAC-05-04	170 - 270 ft	100 ft	0.019	51.8 - 82.3 m	30.5 m	0.6
FAC-06-04	460 - 570 ft	110 ft	0.042	140.2 - 173.8 m	33.6 m	1.4
including	500 - 510 ft	10 ft	0.173	152.4 - 155.5 m	3.1 m	5.9
FAC-07-04	130 - 215 ft	85 ft	0.027	39.6 - 65.5 m	25.9 m	0.9
	225 - 305 ft	80 ft	0.016	68.6 - 93.0 m	24.4 m	0.6
FAC-11-04	480 - 530 ft	50 ft	0.062	146.3 - 161.6 m	15.3 m	2.1
including	485 - 495 ft	10 ft	0.151	147.9 - 150.9 m	3.0 m	5.2

FAC-12-04	85 - 130 ft	45 ft	0.095	25.9 - 39.6 m	13.7 m	3.2
including	90 - 100 ft	10 ft	0.306	27.4 - 30.5 m	3.1 m	10.5
	145 - 170 ft	25 ft	0.035	44.2 – 51.8 m	7.6 m	1.2

Average gold grades at 0.34 g/t cutoff, 3m minimum length.

Results to date indicate potential for one or more pods of oxide/sulphide mineralization located in structural corridors similar in style to that mined by Amax in the Office Pit. Further targeted drilling, instead of the regular grid pattern originally envisaged, is required at Facilities and will be undertaken in the near future.

Below Pit Potential
A detailed review of Sleeper Pit drilling and geological information has been undertaken to assess the potential for extensions of higher grade and bonanza style gold mineralization below the pit. Careful reconstruction of blast hole data for the pit shows plunging shoots of mineralization that are open ended and extend beyond the limit of the pit. In addition there are drill holes below the pit which have higher gold grade intercepts including 12 holes with greater than 1 opt intercepts. Three targets which have been identified as warranting drill testing are the Wood Vein, the Sleeper Vein and unnamed bonanza grade material at the north end of the pit. A program of core drilling has just commenced to test for the presence of shoots at depth. It is anticipated that wedging and directional drilling procedures will be required in addition to conventional core drilling.

Other Exploration
The 30 square mile Sleeper claim block contains a number of previously identified exploration targets that have been defined by ground based mapping, geochemistry and geophysics. These targets lie both east of the Sleeper Pit in exposed bedrock of the Slumbering Hills and west of the pit which is covered by pediment sands and gravel up to 500 ft thick. The Joint Venture Partners have reviewed past exploration work and ranked exploration targets in both areas. Follow up surface work on ranked targets is underway. Encouraging results are being realized particularly for Area 1 and the Alma Mine area. Several targets below the pediment are being considered for drilling and others require further refinement using geophysics. The first pediment-covered target at Sleeper South will be drill tested in the near future.

Comment
Shawn Kennedy, president of X-Cal Resources said, "We are pleased with the initial results from the Sleeper Joint Venture program. A solid technical foundation is in place. We see exceptional district scale potential at sleeper."

"The initial results from the drilling at West Wood and Facilities are gratifying, we are also particularly encouraged by the results from our exploration work and the targets that we now plan to drill," said James Crombie, President of New Sleeper Gold.

Quality Assurance
The Sleeper Joint Venture has put in place a rigorous QA/QC program consistent with National Instrument 43-101 and using best industry practice. A manual outlining the QA/QC procedures for the Sleeper Project was compiled at the beginning of the 2004 drilling program. This manual has been reviewed and accepted by Qualified Persons at Mine Development Associates of Reno, Nevada, a well-known consulting Mine Engineering Services Company. Elements of the JV's QA/QC program include chain of custody of samples, standard and blank samples submitted to the laboratory with each batch of samples and a check assay program on a

proportion of sample pulps with a second laboratory. Results from the QA/QC program have to date been satisfactory.

Qualified Person

Mr. Adrian Fleming, New Sleeper Gold Corporation's qualified person as required under NI 43-101 has reviewed the technical information contained in this press release. Mr. Fleming is the Exploration Manager of New Sleeper Gold LLC, the operator of the Joint Venture.

Additional Information

The figures included in this press release are not indicative of nor do they qualify as Mineral Resources or Mineral Reserves under NI 43-101. Further exploration is required in order to define Mineral Resources and it is not certain that such further exploration will result in the discovery and definition of a Mineral Resource at the Sleeper project.

Further information about the Sleeper project is available on New Sleeper Gold Corporation's web site at http://www.newsleepergold.com and on X-Cal Resources Ltd web site at http://www.x-cal.com.

New Sleeper Gold Corporation is a gold exploration company with a 50% interest in the Sleeper gold project in Nevada. New Sleeper's shares trade on the TSX Venture Exchange (TSX-V) under the symbol "NWS".

X-Cal Resources Ltd. is a gold exploration company with a 50% interest in the Sleeper gold project and a 100% interest in the Mill Creek gold projects in Nevada. X-Cal's shares trade on the TSX under the symbol "XCL". Additional information including X-Cal NI 43-101 Technical Report and previous press releases can be downloaded from its web site at http://www.x-cal.com.

Forward Looking Statements

Statements relating to exploration work at Sleeper and the expected results of this work constitute forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained in a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program;

the risk of environmental contamination or damage resulting from the Sleeper Joint Venture operations and other risks and uncertainties

Forward-looking statements are based on the beliefs, estimates and opinions of the Sleeper Joint Venture's management on the date the statements are made. New Sleeper Gold and X-Cal Resources undertake no obligation to update these forward-looking statements management's beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of New Sleeper Gold Corporation and X-Cal Resources Ltd. respectively.

For further information please contact:

New Sleeper Gold Corporation
James Crombie
President & CEO
Telephone: (450) 677-2585
Facsimile: (450) 677-2601
Email: james_crombie@newsleepergold.com

X-Cal Resources Ltd.
Shawn Kennedy
President
Tel: (604) 662-8245
Facsimile: (604) 688-7740
Email: : invrel@x-cal.com

And

Susie Bell
Manager Investor Relations
Telephone: (450) 677-2585
Facsimile: (450) 677-2601
Email: susie_bell@newsleepergold.com
Website: www.newsleepergold.com

Appendix 1. Drill Results, Sleeper West Wood Area

	Significant Intercepts (Imperial)			Significant Intercepts (metric)		
DH No.	Interval	Length	Grade (opt Au)	Interval	Length	Grade (g/t Au)
WW-08-04	567 - 577 ft	10 ft	0.272	172.9 - 175.9 m	3.0 m	9.3
	729 - 789 ft	60 ft	0.327	222.3 -240 5 m	18.2 m	11.2
	814 - 826.5 ft	12.5 ft	0.455	248.2 - 252.0 m	3.8 m	15.6
	869 - 886.5 ft	17.5 ft	0.220	264.9 - 270.3 m	5.4 m	7.5
WW-09-04	783 - 791 ft	8 ft	0.401	238.7 - 241.2 m	2.5 m	13.7
WW-10-04	853 - 877 ft	24 ft	0.248	260.1 – 267.4 m	7.3 m	8.5
	917 - 932 ft	15 ft	0.182	279.6 - 284.1 m	4.5 m	6.2
	949.5 - 964.5 ft	15 ft	0.260	289.5 - 294.0 m	4.5 m	8.9
	992 - 1012 ft	20 ft	0.167	302.4 - 308.5 m	6.1 m	5.7
WW-11-04	1048 - 1055.5 ft	7.5 ft	0.231	319.5 - 321.8 m	2.3 m	7.9
WW-12-04	1171 - 1176 ft	5 ft	0.182	357.0 - 358.5 m	1.5 m	6.2
WW-13-04	pre-collar completed					
WW-14-04	383.8 - 409 ft	25.2 ft	0.171	117.0 - 124.7 m	7.7 m	5.9
	825.3 – 850.5 ft	25.2 ft	0.877	251.6 – 259.2 m	7.6 m	30.1
	850.5 – 1,018 ft	157.5 ft	assays pending			
WW-15-04	pre-collar completed					
WW-16-04	hole completed, assays pending					
WW-17-04	in progress, assays pending					
WW-18-04	in progress, assays pending					

Appendix 2. Drill Results, Sleeper Facilities Area

	Significant Intercepts (Imperial)			Significant Intercepts (metric)		
DH No.	Interval	Length	Grade (opt Au)	Interval	Length	Grade (g/t Au)
FAC-01-04	435 - 445 ft	10 ft	0.062	132.6 - 135.6 m	3.0 m	1.8
	570 - 595 ft	25 ft	0.037	173.8 - 181.4 m	7.6 m	1.1
including	575 - 580 ft	5 ft	0.120	175.3 - 176.8 m	1.5 m	3.5
FAC-02-04	No significant intercepts					
FAC-03-04	No significant intercepts					
FAC-04-04	175 - 200 ft	25 ft	0.017	53.3 - 61.0 m	7.7 m	0.6
	225 - 255 ft	30 ft	0.014	68.6 - 77.7 m	9.1 m	0.5
FAC-05-04	170 - 270 ft	100 ft	0.019	51.8 - 82.3 m	30.5 m	0.6
FAC-06-04	230 - 250 ft	20 ft	0.035	70.1 - 76.2 m	6.1 m	1.2
	295 - 340 ft	45 ft	0.013	89.9 - 103.7 m	13.8 m	0.5
	350 - 370 ft	20 ft	0.012	106.7 - 112.8 m	6.1 m	0.4
	460 - 570 ft	110 ft	0.042	140.2 - 173.8 m	33.6 m	1.4
including	500 - 510 ft	10 ft	0.174	152.4 - 155.5 m	3.1 m	6.0
	585 - 625 ft	40 ft	0.015	178.3 - 190.5 m	12.2 m	0.5
	640 - 690 ft	50 ft	0.025	195.1 - 210.4 m	15.3 m	0.9
FAC-07-04	130 - 215 ft	85 ft	0.027	39.6 - 65.5 m	25.9 m	0.9
	225 - 305 ft	80 ft	0.016	68.6 - 93.0 m	24.4 m	0.6
FAC-08-04	260 - 285 ft	25 ft	0.024	79.3 - 86.9 m	7.6 m	0.8
	415 - 460 ft	45 ft	0.028	126.5 - 140.2 m	13.7 m	1.0
	575 - 590 ft	15 ft	0.047	175.3 - 179.9 m	4.6 m	1.6
FAC-09-04	275 - 330 ft	55 ft	0.010	83.8 - 100.6 m	16.8 m	0.4
	350 - 390 ft	40 ft	0.012	106.7 - 118.9 m	12.2 m	0.4
	495 - 505 ft	10 ft	0.062	150.9 - 154.0 m	3.1 m	2.1
	515 - 550 ft	35 ft	0.028	157.0 - 167.7 m	10.7 m	1.0
	600 - 615 ft	15 ft	0.035	182.9 - 187.5 m	4.6 m	1.2
	630 - 640 ft	10 ft	0.035	192.1 - 195.1 m	3.0 m	1.2
FAC-10-04	150 - 175 ft	25 ft	0.014	45.7 - 53.4 m	7.7 m	0.5
	315 - 345 ft	30 ft	0.017	96.0 - 105.2 m	9.2 m	0.6
	370 - 415 ft	45 ft	0.020	112.8 - 126.5 m	13.7 m	0.7
	450 - 495 ft	45 ft	0.012	137.2 - 150.9 m	13.7 m	0.4
FAC-11-04	480 - 530 ft	50 ft	0.062	146.3 - 161.6 m	15.3 m	2.1
including	485 - 495 ft	10 ft	0.151	147.8 - 150.9 m	3.1 m	5.2
FAC-12-04	85 - 130 ft	45 ft	0.095	25.9 - 39.6 m	13.7 m	3.2
including	95 - 105 ft	10 ft	0.301	27.4 - 30.5 m	3.1 m	10.3
	145 - 170 ft	25 ft	0.035	44.2 - 53.4 m	9.2 m	1.2
FAC-13-04	340 - 385 ft	45 ft	0.031	103.7 - 117.4 m	13.7 m	1.1
	405 - 415 ft	10 ft	0.081	123.5 - 126.5 m	3.0 m	2.8
including	410 - 415 ft	5 ft	0.147	125.0 - 126.5 m	1.5 m	5.0